Investor Relations Contacts:


KCSA Worldwide
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com


            TTI Telecom Reports Second Quarter 2007 Financial Results

                             Q2 Net Income $856,000

Petach Tikva, Israel - August 15, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the second quarter and six months ended June 30, 2007.


Total revenues for the second quarter were $11.3 million, compared with $10.7 million in the first quarter of 2007, and $12.6 million for the second quarter of fiscal 2006. Total operating expenses were $6.3 million, compared to $5.7 million in the first quarter and $6.3 million in the second quarter of 2006.



Operating income for the quarter was $42,000 compared with an operating loss of $0.4 million in the first quarter and operating income of $0.2 million for the second quarter last year. Net income was $856,000, or $0.05 per basic and $0.04 per diluted share, compared to net loss of $42,000, or $0.00 per basic and diluted share for the first quarter of 2007 and net income of $166,000, or $0.01 per basic and diluted share in the second quarter of 2006.



Total Revenues for the six months ended June 30, 2007 were $22.0 million, compared to $25.0 million in the six months ended June 30, 2006. Total operating expenses for the period were $12.1 million, compared to $12.4 million in the first six months of 2006.



Operating loss for the period was $0.4 million compared with operating income of $0.9 million in the comparable period in 2006. Net income was $814,000, or $0.04 per basic and diluted share, compared to net income of $969,000, or $0.05 per basic and diluted share for the first six months of 2006.

As of June 30, 2007, the Company had approximately $30.2 million in cash and liquid investments.



After the end of the second quarter, the Company received payment of 1.7 million British Pounds from H3G UK, as full settlement of a legal dispute relating to the termination of a contract accrued in the end of 2002. As is customary in such cases, the settlement was reached without admission of fault on either side.



Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "We are pleased with our second quarter results, which reflect the continued resurgence of the Company. While we saw modest sequential revenue growth, our increased organizational efficiencies and leaner overall cost structure contributed to a substantial improvement in net income, both sequentially and compared to the second quarter of last year."



Lipshes added, "We are encouraged by the progress we have seen since bottoming in the fourth quarter of 2006, when we lost $3 million, and are working to continue building upon this growth as the year progresses. Looking ahead, we expect to see further benefit from the organizational changes made at the end of 2006 and believe that we can further leverage the improved infrastructure that exists at TTI. We are confident in our ability to expand our business as the markets we serve continue to recover."



Conference Call Information:
A conference call has been scheduled for 9:00am ET today, August 15, 2007, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting two hours after the completion of the call until 11:59pm ET on August 22, 2007. To access the replay, please dial +1.877-519-4471 (International dialers can call +1.973-341-3080), participant code 9123600. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 90 days.




About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.


                                       ###





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                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              STATEMENTS OF INCOME

----------------------------------------------------------------------------------------------------------------------------
                         (in thousands of U.S. dollars)

                                                             Three Months Ended                     Six Months Ended
                                                                  June 30,                              June 30,
                                                       --------------------------------      -------------------------------

                                                                2007              2006                2007             2006

                                                       --------------------------------      -------------------------------
                                                                  Unaudited                            Unaudited
Revenues:

Product                                                       $6,570            $7,791             $12,351          $15,739
Services                                                       4,705             4,760               9,631            9,307
                                                       --------------    --------------      --------------    -------------

Total revenues                                                11,275            12,551              21,982           25,046
                                                       --------------    --------------      --------------    -------------

Cost of revenues:
Product                                                        2,918             3,394               5,925            7,142
Services                                                       1,971             2,652               4,343            4,584
                                                       --------------    --------------      --------------    -------------

Total cost of revenues                                         4,889             6,046              10,268           11,726
                                                       --------------    --------------      --------------    -------------

Gross profit                                                   6,386             6,505              11,714           13,320
                                                       --------------    --------------      --------------    -------------

Operating expenses:
Research and development                                       2,146             2,276               4,345            4,381
Sales and marketing                                            1,768             2,535               3,503            5,070
General and administrative                                     2,430             1,492               4,241            2,948
                                                       --------------    --------------      --------------    -------------

Total operating expenses                                       6,344             6,303              12,089           12,399
                                                       --------------    --------------      --------------    -------------

Operating income (loss)                                           42               202               (375)              921
Financial income (expenses), net                                 438               (35)             1,019                61
Other Income                                                      33                 -                 33                 -
                                                       --------------    --------------      --------------    -------------

Income before taxes on income                                    513               167                677              982
Taxes on income                                                 (343)                1               (137)              13
                                                       --------------    --------------      --------------    -------------

Net income                                                      $856              $166                $814             $969
                                                       ==============    ==============      ==============    =============

Net income attributed to preferred shares                       $133               $31                $126             $180

                                                       ==============    ==============      ==============    =============
Net income available to ordinary shares                         $723              $135                $688             $789

                                                       ==============    ==============      ==============    =============
Net basic income per share attributed to Ordinary
shareholders:
Diluted                                                        $0.04             $0.01               $0.04            $0.05
                                                       ==============    ==============      ==============    =============

Basic                                                          $0.05             $0.01               $0.04            $0.05

                                                       ==============    ==============      ==============    =============
Weighted average number of shares used for
computing diluted net income per share to
ordinary shareholders                                     16,158,882        16,460,074          16,102,663       15,515,822
                                                       ==============    ==============      ==============    =============
Weighted average number of shares used for
computing basic net income per share to ordinary
shareholders                                              16,000,431        15,128,385          16,000,431       14,640,846
                                                       ==============    ==============      ==============    =============


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                                     TTI TEAM TELECOM INTERNATIONAL LTD.
                                          CONSOLIDATED BALANCE SHEET

---------------------------------------------------------------------------------------------------------------
                                        (in thousands of U.S dollars)
                                                                            June 30,              December 31,
                                                                              2007                    2006
                                                                              ----                     ----
                                                                         Unaudited
ASSETS

CURRENT ASSETS:

Cash and cash equivalents                                                    $27,877                   $31,410
Short term deposits                                                            2,215                       984
Trade receivables                                                              5,403                     4,664
Unbilled receivables                                                           1,833                     2,834
Related parties                                                                  370                       373
Other accounts receivable and prepaid expenses                                 2,411                     2,265
                                                                       --------------       -------------------

Total current assets                                                          40,109                    42,530
                                                                       --------------       -------------------

LONG-TERM INVESTMENTS:
Long term deposits                                                                97                        97
Investment in affiliate                                                          165                       165
Severance pay fund                                                             3,311                     3,627
Long-term receivables                                                          3,393                     3,324
                                                                       --------------       -------------------

Total long-term investments                                                    6,966                     7,213
                                                                       --------------       -------------------

PROPERTY AND EQUIPMENT:
Cost                                                                          23,483                    23,612
Less - accumulated depreciation                                               19,789                    19,770
                                                                       --------------       -------------------

Property and equipment, net                                                    3,694                     3,842
                                                                       --------------       -------------------

Total Assets                                                                 $50,769                   $53,585
                                                                       ==============       ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                                $2,037                    $2,508
Related parties                                                                  800                        40
Deferred revenues                                                              5,104                     8,333
Other accounts payable and accrued expenses                                    6,670                     7,187
                                                                       --------------       -------------------

Total current liabilities                                                     14,611                    18,068
                                                                       --------------       -------------------

ACCRUED SEVERANCE PAY                                                          4,826                     5,022
                                                                       --------------       -------------------

SHAREHOLDERS' EQUITY:
Share capital:                                                                 2,594                     2,594
Additional paid-in capital                                                    74,982                    74,919
Accumulated deficit                                                          s(46,244)                  (47,018)
                                                                       --------------       -------------------


Total shareholders' equity                                                    31,332                    30,495
                                                                       --------------       -------------------

Total liabilities and shareholders' equity                                   $50,769                   $53,585
                                                                       ==============       ===================
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                                                      TTI TELECOM INTERNATIONAL LTD.
                                                   CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------------------
                                                      (in thousands of U.S. dollars)
                                                                                          Six months ended June 30,

                                                                                           2007                         2006
                                                                                           ----                         ----
                                                                                                     Unaudited

         Cash flows from operating activities:

Net income                                                                                 $814                         $969
Adjustments to reconcile net income to net cash provided by (used in)
operating activities:

    Depreciation and amortization                                                           977                        1,135
    Gain from sale of property and equipment                                               (226)                         (42)
    Realized gain on available-for-sale marketable securities                                 -                          182
    Accrued interest on short - term bank deposits                                          (31)                          (7)
    Severance pay, net                                                                      120                          196
    Increase in trade receivables                                                          (739)                        (612)
    Decrease (increase) in unbilled receivables                                           1,001                       (1,347)
    Decrease (increase) in long term trade and unbilled
    receivables                                                                              (69)                         831
    Increase in other accounts receivable and prepaid expenses                             (146)                         (68)
    Increase (decrease) in trade payables                                                  (471)                         562
    Increase in related parties                                                             763                        1,026
    Increase in deferred revenues                                                        (3,229)                      (3,219)
    Decrease in other accounts payable and accrued expenses                                (557)                        (293)
    Stock based compensation                                                                 63                          250
    Amortization of premium and accretion of accrued interest on available for sale
    marketable securities                                                                     -                          731
                                                                                         ------                       ------
Net cash provided by (used in) operating activities                                      (1,730)                         294

         Cash flows from investing activities:

    Investment in short-term and long-term bank deposits                                 (2,000)                        (188)
    Proceeds from short-term and long-term bank deposits                                    800                        1,041
    Investment in available-for-sale marketable securities                                    -                      (5,808)
    Proceeds from sale and redemption of available-for-sale marketable securities             0                       11,384
    Proceeds from sale of property and equipment                                            272                           64
    Purchase of property and equipment                                                     (875)                        (980)
                                                                                         ------                       ------

    Net cash provided by (used in) investing activities                                  (1,803)                       5,513

         Cash flows from financing activities:

Proceeds from exercise of warrants                                                            -                        1,022

                                                                                          ------                      ------
Net cash provided by financing activities                                                     -                        1,022

                                                                                          ------                      ------
Increase (decrease) in cash and cash equivalents                                          (3,533)                      6,829

Cash and cash equivalents at the beginning of the period                                  31,410                      18,034
                                                                                         ------                       ------
Cash and cash equivalents at the end of the period                                       $27,877                     $24,863
                                                                                          ------                      ------
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